Mail Stop 4561

August 29, 2007

Edward Marney
President and
Chief Executive Officer
Magnitude Information Systems, Inc.
1250 State Route 28, Suite 309
Branchburg, NJ 08876

       Re: **Magnitude Information Systems, Inc.**
               Form 10-KSB for the Fiscal Year Ended
               December 31, 2006
               Filed April 2, 2007
               File No. 000-32485

Dear Mr. Marney:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                         Sincerely,

                         Kathleen Collins
                         Accounting Branch Chief